UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                               (Amendment No. )

                        THE COAST DISTRIBUTION SYSTEM, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        	Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  190345108
                ------------------------------------------------
                               (CUSIP Number)

                             Kenneth R. Skarbeck
                            Aldebaran Capital, LLC
                       10293 N. Meridian St., Ste. 100
                          Indianapolis, IN  46290
                               (317) 818-7827
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                             Kenneth R. Skarbeck
                            Aldebaran Capital, LLC
                       10293 N. Meridian St., Ste. 100
                          Indianapolis, IN  46290
                               (317) 818-7827

                                August 13, 2014
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person'sinitial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 190345108                                             Page 1 of 5
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Kenneth R. Skarbeck
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   AF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         332,546
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        332,546
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    332,546
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  6.26%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IA, HC
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                         -------------------------
CUSIP NO. 190345108                                            Page 2 of 5
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Aldebaran Capital, LLC   /  352064865
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         332,546
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        332,546
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    332,546
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.26%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IA, HC
-----------------------------------------------------------------------------

--------------------------                          -------------------------
CUSIP NO. 92343E102                                             Page 3 of 5
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Item 1.     Security and Issuer

       The name of the issuer is The Coast Distribution System, Inc. (the "Issuer"). The address of the Issuer's offices is 350 Woodview Avenue, Ste., 100, Morgan Hill, CA 95037. This schedule 13D relates to the Issuer's
 Common Stock, $.001 par value (the "Shares").

Item 2.     Identity and Background

      (a-c, f) This Schedule 13D is being filed jointly by Aldebaran Capital, LLC, an Indiana limited liability company ("Aldebaran"), and Kenneth R. Skarbeck, a United States citizen (collectively with Aldebaran, the "Reporting Persons").

	The principal business address of the Reporting Persons is 10293 N. Meridian St., Suite 100, Indianapolis, IN 46290.

	Kenneth R. Skarbeck is the managing member of Aldebaran, an investment advisory firm that acts as advisor to individuals and institutions.

	(d) and (e) None of the Reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, orprohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 190345108                                             Page 4 of 5
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Item 3.     Source and Amount of Funds or Other Consideration

       The funds for the purchase of the Shares came from managed accounts overwhich Kenneth R. Skarbeck, through his role at Aldebaran, exercises investment discretion. No borrowed funds were used to purchase the Shares.

Item 4.


	The Shares of the Issuer's Common Stock were acquired for investment purposes by the Reporting Persons in the course of their business of making portfolio investments for their advisory clients. The Reporting Persons intend to monitor their investments in accordance with market and general economic conditions, as well as the Issuer's operating results, financial condition and conditions in the Issuer's industry.

	At the present time, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.   However, the Reporting Persons
reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

	As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Issuer's management and directors as well as with other holders of Common Stock.


Item 5.    Interest in Securities of the Issuer

	(a-e) As of the date hereof, Mr. Skarbeck and Aldebaran Capital may be deemed to be the beneficial owner of 332,546 shares which constitute 6.26% of the Issuer's stock, based upon the 5,315,852 shares outstanding according to the Issuer's Proxy Statement dated July 21, 2014.

	Mr. Skarbeck and Aldebaran Capital have the sole power to vote or direct the vote of 0 shares to which this filing relates. Mr. Skarbeck and Aldebaran Capital have the shared power to vote or direct the vote of 332,546 shares to which this filing relates.

	Mr. Skarbeck and Aldebaran Capital have the sole power to dispose or direct the disposition of 0 shares to which this filing relates. Mr. Skarbeck and Aldebaran Capital have the shared power to dispose or direct the disposition of 332,546 shares to which this filing relates.

	The trading dates, number of shares purchased or sold, and the price per share for all transactions in the shares during the 60 days prior to August 13, 2014, transacted by the Reporting Persons, are set forth in Exhibit B (see Item
7) and were effected in the open market.

	The Reporting Persons specifically disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.


Item 7.     Material to Be Filed as Exhibits
Exhibit A:	Joint Filing Agreement required by Rule 13d-1(k)(1)

Exhibit B:	A list of all transactions in the Issuer's Common Stock
                during the past sixty days

-------------------------                      -------------------------
CUSIP NO. 190345108                                    Page 5 of 5
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                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              After reasonable inquiry and to the best of
myknowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


KENNETH R. SKARBECK

         /s/ Kenneth R. Skarbeck
______________________________________________________________________

ALDEBARAN CAPITAL, LLC
By:     /s/ Kenneth R. Skarbeck
Name: Kenneth R. Skarbeck
Title:    Managing Member




Exhibit A

Agreement to File Schedule 13D Jointly
(as required by Item 7 of Schedule 13D)

	The undersigned persons hereby agree that this Schedule 13D relating to the Common Stock, par value $.001 of The Coast Distribution System Inc., and any amendments thereto, may be filed in a single statement on behalf of all such persons.

	Dated:  August 13, 2014




KENNETH R. SKARBECK

         /s/ Kenneth R. Skarbeck
____________________________________________________________________

ALDEBARAN CAPITAL, LLC
By:     /s/ Kenneth R. Skarbeck
Name: Kenneth R. Skarbeck
Title:    Managing Member



Exhibit B

A list of all transactions in the Issuer's Common Stock during the past sixty days.
(as noted in Item 5 above)



																						Number of Shares

Purchase or Sale  	Date		of Common Stock	   Price per Share

Purchase		6/17/2014		46		$3.08
Purchase		6/17/2014		400		$3.22
Purchase		6/18/2014		963		$3.08
Purchase		6/19/2014		519		$3.08
Purchase		6/19/2014		3,000		$3.10
Purchase		6/20/2014		117		$3.07
Purchase		6/20/2014		383		$3.04
Purchase		6/23/2014		122		$3.07
Purchase		6/23/2014		500		$3.11
Purchase		6/24/2014		751		$3.07
Purchase		6/24/2014		1,780		$3.09
Purchase		6/24/2014		1,720		$3.10
Purchase		6/25/2014		158		$3.07
Purchase		6/25/2014		1,500		$3.09
Purchase		6/25/2014		900		$3.10
Purchase		6/26/2014		91		$3.07
Purchase		6/26/2014		1,400		$3.09
Purchase		6/26/2014		3,509		$3.10
Purchase		7/03/2014		76		$3.07
Purchase		8/01/2014		50		$2.97
Purchase		8/04/2014		20		$2.96
Purchase 		8/04/2014		1,000		$3.03
Purchase		8/04/2014		41,000		$3.30
Purchase		8/05/2014		5,583		$3.30
Purchase		8/05/2014		400		$3.32
Purchase		8/05/2014		500		$3.33
Purchase		8/05/2014		1,900		$3.34
Purchase		8/05/2014		300		$3.35
Purchase		8/06/2014		150		$3.23
Purchase		8/06/2014		751		$3.30
Sale			8/06/2014		500		$3.30
Purchase		8/06/2014		700		$3.30
Purchase		8/06/2014		400		$3.37
Purchase		8/07/2014		1,490		$3.15
Purchase		8/07/2014		100		$3.24
Purchase		8/07/2014		3,852		$3.25
Purchase		8/07/2014		300		$3.29
Purchase		8/07/2014		5,648		$3.30
Purchase		8/07/2014		6,754		$3.31
Purchase		8/07/2014		900		$3.32